UNITED STATES SECURITIES
AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58

March 31, 2002

CINERGY CORP.
139 EAST FOURTH STREET
CINCINNATI, OHIO 45202

      *Inquiries concerning this Form U-9C-3 should be directed to:  Bernard F. Roberts
                                                                     Cinergy Corp.
                                                                     139 East Fourth Street
                                                                     Cincinnati, Ohio 45202
                                                                     (513) 287-2090

TABLE OF CONTENTS

Item
Number

1      Organization Chart
2      Issuances and Renewals of Securities and Capital Contributions
3      Associate Transactions
        Part I - Transactions Performed by Reporting Companies on
          Behalf of Associate Utility Companies
        Part II - Transactions Performed by Associate Utility
          Companies on Behalf of Reporting Companies
4      Summary of Aggregate Investment
5      Other Investments
6a     Financial Statements
6b     Exhibits
         SEC Order, dated May 4, 2001 (HCAR No. 27393)

         Signatures

ITEM 1. ORGANIZATION CHART

                                                           Energy or                                 Percentage of
                                                         Gas- Related     Date of       State of      Voting        Nature of
                        Name of Reporting Company           Company     Organization Organization  Securities Held   Business
                        -------------------------           -------     ------------ ------------- ---------------  --------
                                                                                                              (Refer to the footnote
                                                                                                                 indicated below)
(Indentation indicates subsidiary relationship)

Cinergy Corp.  ("Cinergy")

     Nth Power Technologies Fund II, L.P.                Energy-Related  02/25/2000   California          **           (1)

  The Cincinnati Gas & Electric Company ("CG&E")

     KO Transmission Company                             Energy-Related  04/11/1994    Kentucky          100%          (2)

  Cinergy Investments, Inc.  ("Investments")

     Cinergy Capital & Trading, Inc.

       CinCap IV, LLC   ("CinCap IV")                    Energy-Related  12/03/1997    Delaware          10%           (3)

       CinCap V, LLC   ("CinCap V")                      Energy-Related  07/21/1998    Delaware          10%           (4)

       CinPower I, LLC  ("CinPower")                     Energy-Related  06/12/1998    Delaware          100%          (5)

       Cinergy Limited Holdings, LLC                     Energy-Related  12/14/2001    Delaware          100%          (6)

          Cinergy Marketing & Trading, LP
              ("Marketing & Trading")                    Energy-Related  10/27/1995    Delaware          100%          (7)

             Ohio River Valley Propane, LLC *            Energy-Related  10/18/2001    Delaware          100%          (8)

       Cinergy General Holdings, LLC                     Energy-Related  12/14/2001    Delaware          100%          (9)

       Cinergy Retail Power Limited, Inc. *              Energy-Related  08/06/2001    Delaware          100%         (10)

       Cinergy Retail Power General, Inc. *              Energy-Related  08/07/2001      Texas           100%         (11)

          Cinergy Retail Power, L.P. *                   Energy-Related  08/08/2001    Delaware          100%         (12)

       CinFuel Resources, Inc. # (New)                   Energy-Related  01/10/2002    Delaware          100%         (13)

          LH1, LLC # (New)                               Energy-Related  01/10/2002    Delaware          100%         (14)

       ENCOAL OPCO, LLC *                                Energy-Related  02/13/2001    Delaware          100%         (15)

       Cinergy Transportation, LLC                       Energy-Related  06/14/2000    Delaware          100%         (16)

       SYNCAP II, LLC *                                  Energy-Related  10/13/2000    Delaware          100%         (17)

     Cinergy Engineering, Inc. ("Engineering")           Energy-Related  03/28/1997      Ohio            100%         (18)

     Cinergy Supply Network, Inc. ("Supply")             Energy-Related  01/14/1998    Delaware          100%         (19)

       Reliant Services, LLC  ("Reliant")                Energy-Related  06/25/1998     Indiana          50%          (20)

          MP Acquisitions Corp., Inc.                    Energy-Related  10/17/2000     Indiana          50%          (21)

             Miller Pipeline Corporation
               ("Miller Pipeline")                       Energy-Related  07/19/1995     Indiana          50%          (22)

     Cinergy Technology, Inc.                            Energy-Related  12/12/1991     Indiana          100%         (23)

     Cinergy Solutions Holdings Company, Inc.
       ("Solutions Holdings")

       Cinergy EPCOM, LLC                                Energy-Related  08/20/1999    Delaware          100%         (24)

       Cinergy EPCOM College Park, LLC                   Energy-Related  08/20/1999    Delaware          100%         (25)

       Cinergy Solutions, Inc. ("Solutions")             Energy-Related  06/02/2000    Delaware          100%         (26)

          BSPE Holdings, LLC *                           Energy-Related  01/10/2001    Delaware          50%          (27)

             BSPE Limited, LLC *                         Energy-Related  01/10/2001    Delaware          50%          (28)

             BSPE General, LLC *                         Energy-Related  01/11/2001      Texas           50%          (29)

               BSPE, L.P. *                              Energy-Related  01/16/2001    Delaware          50%          (30)

          Cinergy Energy Solutions, Inc.                 Energy-Related  11/09/2000    Delaware          100%         (31)

             U.S. Energy Biogas Corporation              Energy-Related  12/28/1993    Delaware          46%          (32)

          Cinergy GASCO Solutions, LLC                   Energy-Related  11/09/2000    Delaware          100%         (33)

             Countryside Landfill Gasco., L.L.C.         Energy-Related  08/23/1996    Delaware          100%         (34)

             Morris Gasco, L.L.C.                        Energy-Related  12/31/1996    Delaware          100%         (35)

             Brown County Landfill Gas Associates, L.P.  Energy-Related  03/22/2000    Delaware          100%         (36)

          Cinergy Solutions of Boca Raton, LLC *         Energy-Related  08/23/2000    Delaware          100%         (37)

          Cinergy Solutions of Philadelphia, LLC         Energy-Related  05/11/2001    Delaware          100%         (38)

          Cinergy Solutions Partners, LLC *              Energy-Related  09/12/2000    Delaware          50%          (39)

             CST Limited, LLC *                          Energy-Related  05/18/2001    Delaware          50%          (40)

             CST General, LLC *                          Energy-Related  05/22/2001      Texas           50%          (41)

               CST Green Power, L.P. *                   Energy-Related  05/23/2001    Delaware          50%          (42)

                  Green Power Holdings, LLC *            Energy-Related  12/12/2000    Delaware          25%          (43)

                    Green Power G.P., LLC *              Energy-Related  12/15/2000      Texas           25%          (44)

                    Green Power Limited, LLC *           Energy-Related  12/12/2000    Delaware          25%          (45)

                       South Houston Green Power, L.P.   Energy-Related  12/19/2000    Delaware          25%          (46)

          CSGP of Southeast Texas, LLC                   Energy-Related  02/22/2001    Delaware          100%         (47)

          CSGP Limited, LLC                              Energy-Related  04/05/2001    Delaware          100%         (48)

          CSGP General, LLC                              Energy-Related  04/05/2001      Texas           100%         (49)

             CSGP Services, L.P.                         Energy-Related  04/06/2001    Delaware          100%         (50)

          Lansing Grand River Utilities, LLC             Energy-Related  09/14/2000    Delaware          100%         (51)

          Oklahoma Arcadian Utilities, LLC               Energy-Related  12/05/2000    Delaware         40.8%         (52)

          Shreveport Red River Utilities, LLC            Energy-Related  10/16/2000    Delaware         40.8%         (53)

     Cinergy Solutions of Tuscola, Inc.                  Energy-Related  10/13/1998    Delaware          100%         (54)

     Delta Township Utilities, LLC                       Energy-Related  07/05/2001    Delaware          51%          (55)

     Energy Equipment Leasing LLC                        Energy-Related  11/12/1998    Delaware          49%          (56)

     Trigen-Cinergy Solutions LLC ("Trigen-Cinergy")     Energy-Related  02/18/1997    Delaware          50%          (57)

     Trigen-Cinergy Solutions of Ashtabula LLC           Energy-Related  04/21/1999    Delaware          49%          (58)

     Trigen-Cinergy Solutions of Baltimore LLC           Energy-Related  11/10/1998    Delaware          49%          (59)

     Trigen-Cinergy Solutions of Boca Raton, LLC         Energy-Related  09/04/1998    Delaware          51%          (60)

     Trigen-Cinergy Solutions of Cincinnati LLC          Energy-Related  07/29/1997      Ohio            51%          (61)

     Trigen-Cinergy Solutions of College Park, LLC       Energy-Related  02/18/1999    Delaware          49%          (62)

     Trigen-Cinergy Solutions of Lansing LLC             Energy-Related  11/03/1999    Delaware          51%          (63)

       Trigen/Cinergy-USFOS of Lansing LLC               Energy-Related  11/03/1999    Delaware         40.8%         (64)

     Trigen-Cinergy Solutions of Orlando LLC             Energy-Related  06/12/1998    Delaware          51%          (65)

     Trigen-Cinergy Solutions of Owings Mills LLC        Energy-Related  09/20/1999    Delaware          49%          (66)

     Trigen-Cinergy Solutions of Owings Mills
       Energy Equipment Leasing, LLC *                   Energy-Related  10/20/1999    Delaware          49%          (67)

     Trigen-Cinergy Solutions of Rochester LLC           Energy-Related  10/20/1999    Delaware          49%          (68)

     Trigen-Cinergy Solutions of Silver Grove LLC        Energy-Related  03/18/1999    Delaware          49%          (69)

     Trigen-Cinergy Solutions of San Diego LLC *         Energy-Related  11/03/1999    Delaware          51%          (70)

     Trigen-Cinergy Solutions of the Southeast LLC *     Energy-Related  11/19/1999    Delaware          51%          (71)

     Trigen-Cinergy Solutions of St. Paul LLC *          Energy-Related  08/13/1998    Delaware          49%          (72)

       Environmental Wood Supply, LLC                    Energy-Related  08/10/2000    Minnesota        24.5%         (73)

       St. Paul Cogeneration LLC                         Energy-Related  12/18/1998    Minnesota        24.5%         (74)

     Trigen-Cinergy Solutions of Tuscola, LLC            Energy-Related  08/21/1998    Delaware          49%          (75)

  Cinergy Global Resources, Inc.

     Cinergy Global Power, Inc.

       Cinergy Global San Gorgonio, Inc.
          ("San Gorgonio")                               Energy-Related  10/13/1998    Delaware          100%         (76)

          San Gorgonio Westwinds II, LLC
             ("Westwinds")                               Energy-Related  10/13/1998   California         50%          (77)

  Cinergy Technologies, Inc.

     Cinergy Ventures, LLC

       Catalytic Solutions, Inc.                         Energy-Related  01/31/1996   California          ^           (78)

     Cinergy Ventures II, LLC #                          Energy-Related  09/01/2000    Delaware          100%         (79)

     Cinergy One, Inc.                                   Energy-Related  09/05/2000    Delaware          100%         (80)

  Cinergy Wholesale Energy, Inc.

     Cinergy Power Generation Services, LLC
       ("Generation Services")                           Energy-Related  11/22/2000    Delaware          100%         (81)

     Cinergy Origination & Trade, LLC *                  Energy-Related  10/19/2001    Delaware          100%         (82)

*     This entity was inactive as of March 31, 2002.
#     This entity was in the start-up phase of operations as of March 31, 2002.
**    Cinergy holds a 9.9% limited partnership interest in Nth Power Technologies Fund II,
      L.P.
^     The ownership percentage is being filed pursuant to Rule 104(b) on a confidential basis.

(1)  Nth Power  Technologies  Fund II, L.P. invests in companies  developing and commercializing utility-related technologies.

(2)  KO Transmission  Company is engaged in the transportation of natural gas in interstate commerce between Kentucky and Ohio.

(3)  CinCap IV purchases and sells electricity at wholesale.

(4)  CinCap V purchases and sells electricity at wholesale.

(5)  CinPower was formed to optimize the economic  benefits in connection with a
     restructured   wholesale  power  purchase   agreement   involving   certain
     non-affiliates.

(6)  Cinergy Limited Holdings, LLC was formed to hold an investment in Marketing
     & Trading of which it owns 99%.

(7)  Marketing  &  Trading  is engaged in the  marketing  of natural  gas at wholesale.

(8)  Ohio River  Valley  Propane,  LLC was formed to engage in the  business  of marketing  propane in the United  States and owning and operating a propane storage cavern.

(9)  Cinergy General Holdings, LLC was formed to serve as the general partner of
     Marketing & Trading of which it owns 1%.

(10) Cinergy  Retail Power  Limited,  Inc. was formed to hold an  investment  in
     Cinergy Retail Power, L.P. of which it owns 99%.

(11) Cinergy  Retail  Power  General,  Inc.  was formed to serve as the  general partner of Cinergy Retail Power, L.P. of which it owns 1%.

(12) Cinergy  Retail  Power,  L.P.  was formed to engage in the  retail  sale of
     electric  power  to  large   industrial   customers  in  states  that  have
     legislatively or  administratively  established  customer choice and retail competition.

(13) CinFuel  Resources,  Inc.  was  formed for the  purpose of owning,  through direct  or  indirect  investment,  and/or  operating  projects  capable  of producing synthetic fuel.

(14) LH1, LLC was formed for the purpose of being the project  company that will own a facility  capable of producing  synthetic  fuel.  The  facility  will produce  synthetic  fuel from coal by applying a latex or asphalt binder in order to induce a chemical change.

(15) ENCOAL OPCO, LLC was formed to provide operation and maintenance  staffing, support  and  management  administration  services  for  an  energy-related facility.

(16) Cinergy  Transportation,  LLC is engaged in the marketing of natural gas at wholesale.

(17) SYNCAP II, LLC was formed to  commercialize  new  technology for converting high sulfur coal to low sulfur coal.

(18) Engineering  is  in  the  business  of  marketing  various  utility-related engineering services.

(19) Supply was  formed for the  purpose  of  holding  Cinergy's  investment  in
     Reliant.

(20) Reliant performs underground  utility-related  facilities  locating,  meter reading and construction services.

(21) MP Acquisitions  Corp., Inc. was formed for the purpose of acquiring Miller
     Pipeline.

(22) Miller  Pipeline  performs   services   involving  natural  gas  and  water
     distribution and transmission construction, repair and rehabilitation.

(23) Cinergy  Technology,  Inc.  is devoted to  commercializing  utility-related technologies.

(24) Cinergy   EPCOM,   LLC  was  formed  to  market   various   utility-related
     engineering, procurement, construction, operation and maintenance services.

(25) Cinergy   EPCOM   College   Park,   LLC  was  formed  to  perform   various
     utility-related  engineering,  procurement,   construction,  operation  and
     maintenance services at the University of Maryland.

(26) Solutions  was  formed  to  develop,   acquire,  own  and  operate  certain
     energy-related businesses, formerly conducted by Solutions Holdings.

(27) BSPE  Holdings,  LLC  was  formed  as an  indirect  holding  company  for a qualifying facility (QF).

(28) BSPE  Limited,  LLC was formed to act as the sole limited  partner of BSPE,
     L.P. of which it owns 99%.

(29) BSPE  General,  LLC was formed to act as the sole general  partner of BSPE,
     L.P. of which it owns 1%.

(30) BSPE,  L.P.  was  formed  to  purchase,  own  and  lease  certain  existing energy-related  equipment  and  fixtures  located in Texas and  operated by
     South Houston Green Power, L.P.

(31) Cinergy  Energy  Solutions,  Inc.  was formed for the  purpose of making an equity investment in U.S. Energy Biogas Corporation.

(32) U.S.  Energy  Biogas   Corporation  owns  and  operates  numerous  landfill
     gas-to-energy projects and one natural gas cogeneration plant.

(33) Cinergy  GASCO  Solutions,  LLC was  formed for the  purpose  of  acquiring landfill gas companies.

(34) Countryside  Landfill  Gasco.,   L.L.C.  owns  and  operates  landfill  gas
     collection systems and related assets.

(35) Morris Gasco,  L.L.C. owns and operates landfill gas collection systems and related assets.

(36) Brown County Landfill Gas Associates,  L.P. owns and operates  landfill gas collection systems and related assets.

(37) Cinergy  Solutions of Boca Raton, LLC was formed to construct,  operate and maintain energy facilities at a commercial facility in Boca Raton, Florida.

(38) Cinergy  Solutions of Philadelphia,  LLC was formed to manage,  operate and maintain  the steam and electric  generation  and  distribution  facilities located at the Philadelphia Naval Base Complex.

(39) Cinergy Solutions Partners, LLC was formed to engage in development of QFs.

(40) CST  Limited,  LLC was formed to be the sole  limited  partner of CST Green
     Power, L.P. of which it owns 99%.

(41) CST  General,  LLC was formed to be the sole  general  partner of CST Green
     Power, L.P. of which it owns 1%.

(42) CST Green  Power,  L.P.  was  formed for the  purpose of selling  steam and electricity to BP Amoco in Texas.  Also, CST Green Power, L.P. will operate and maintain existing and construct and operate new cogeneration facilities at this location.

(43) Green Power Holdings, LLC was formed to invest in QFs.

(44) Green Power G.P.,  LLC was formed to be the sole  general  partner of South
     Houston Green Power, L.P. of which it owns 1%.

(45) Green Power Limited,  LLC was formed to act as the sole limited  partner of
     South Houston Green Power, L.P. of which it owns 99%.

(46) South Houston Green Power, L.P. was formed to operate and maintain existing cogeneration facilities and to construct,  own and operate new cogeneration facilities in Texas City, Texas.

(47) CSGP  of  Southeast  Texas,  LLC  was  formed  to  provide   operation  and
     maintenance labor for CSGP Services, L.P., on behalf of South Houston Green
     Power, L.P.

(48) CSGP  Limited,  LLC was  formed  to be the  sole  limited  partner  of CSGP
     Services, L.P. of which it owns 99%.

(49) CSGP  General,  LLC was  formed  to be the  sole  general  partner  of CSGP
     Services, L.P. of which is owns 1%.

(50) CSGP  Services,  L.P.  was  formed to  provide  operation  and  maintenance services to South Houston Green Power, L.P.

(51) Lansing  Grand River  Utilities,  LLC was formed to provide  energy-related services to Trigen/Cinergy - USFOS of Lansing LLC.

(52) Oklahoma Arcadian Utilities, LLC was formed to construct, own, operate, and maintain energy-related facilities located at a General Motors (GM) vehicle assembly plant in Oklahoma City.

(53) Shreveport Red River Utilities,  LLC was formed to construct,  own, operate and maintain  energy-related  facilities  located at a GM vehicle  assembly plant in Shreveport.

(54) Cinergy Solutions of Tuscola,  Inc. oversees the operations and staffing of a QF located in Tuscola, Illinois.

(55) Delta  Township  Utilities,  LLC  was  formed  to  provide  utility-related services for GM's metal stamping facility located Michigan.

(56) Energy  Equipment  Leasing  LLC was  formed  to  lease,  sell,  or  finance energy-related equipment.

(57) Trigen-Cinergy  engages  in the  preliminary  development  of  cogeneration and/or thermal energy facilities;  specific projects are developed and held by special purpose affiliates (listed elsewhere in Item 1.).

(58) Trigen-Cinergy Solutions of Ashtabula LLC was formed to develop, construct, operate, and maintain a QF located in Ashtabula, Ohio, and to provide other energy-related products and services.

(59) Trigen-Cinergy Solutions of Baltimore LLC was formed to develop, construct, operate, and maintain a QF located in Baltimore,  Maryland,  and to provide other energy-related products and services.

(60) Trigen-Cinergy  Solutions  of  Boca  Raton,  LLC  was  formed  to  develop, construct, finance, operate, and maintain certain thermal energy facilities to be located in Boca  Raton,  Florida and to sell  associated  thermal and other energy-related products and services.

(61) Trigen-Cinergy  Solutions  of  Cincinnati  LLC owns and operates a district cooling business in downtown Cincinnati, Ohio.

(62) Trigen-Cinergy  Solutions  of College  Park,  LLC was formed to operate and maintain cogeneration equipment located in College Park, Maryland and owned by the University of Maryland.

(63) Trigen-Cinergy  Solutions  of  Lansing  LLC was  formed to enter into a LLC
     Agreement with United States Filter Operating Services,  Inc. providing for the formation and management of Trigen/Cinergy-USFOS of Lansing LLC.

(64) Trigen/Cinergy-USFOS of Lansing LLC was formed to develop,  construct,  and operate  certain  energy  facilities  to be  located  at a GM  facility  in
     Lansing, Michigan.

(65) Trigen-Cinergy  Solutions of Orlando LLC was formed to develop,  construct, operate, and maintain a district cooling business in Orlando, Florida.

(66) Trigen-Cinergy  Solutions  of  Owings  Mills  LLC was  formed  to  develop, construct,  operate,  and maintain a cogeneration  facility  located at the
     Sweetheart Cup Corporation in Owings Mills, Maryland.

(67) Trigen-Cinergy  Solutions of Owings Mills Energy Equipment Leasing, LLC was
     formed to lease, sell, or finance energy-related equipment.

(68) Trigen-Cinergy   Solutions   of   Rochester   LLC  was  formed  to  provide
     energy-related services to Kodak Park in Rochester, New York.

(69) Trigen-Cinergy  Solutions  of  Silver  Grove  LLC  was  formed  to  provide energy-related and other services to the Lafarge Gypsum manufacturing plant in  Silver  Grove,  Kentucky.  These  services  will  include  the  design, installation, and operation of a combined heat and power system.

(70) Trigen-Cinergy  Solutions of San Diego LLC was formed to provide  operation and maintenance utility-related services in the San Diego area.

(71) Trigen-Cinergy  Solutions  of the  Southeast  LLC was formed to  construct, operate and maintain  utility-related systems in the Jacksonville,  Florida area.

(72) Trigen-Cinergy Solutions of St. Paul LLC was formed to develop,  construct, finance, own, operate, and maintain a QF located in St. Paul, Minnesota and to sell associated electricity and thermal energy products and services.

(73) Environmental  Wood  Supply,  LLC was  formed to  handle  all fuel and fuel procurement-related activities for St. Paul Cogeneration LLC.

(74) St. Paul  Cogeneration  LLC was formed to develop,  construct,  operate and maintain a QF in downtown St. Paul, Minnesota.

(75) Trigen-Cinergy Solutions of Tuscola, LLC was formed to develop,  construct, operate,  and  maintain a QF located in  Tuscola,  Illinois  and to provide thermal energy products and services.

(76) San Gorgonio holds Cinergy's 50% interest in Westwinds.

(77) Westwinds owns a qualifying small power production QF in California.

(78) Catalytic  Solutions,  Inc.  was  formed to develop  alternative  emissions control technology.

(79) Cinergy   Ventures   II,  LLC  was  formed  for  the  purpose  of  pursuing
     energy-related technology equity investments and undertaking energy-related technology pilot projects.

(80) Cinergy One, Inc. was formed for the purpose of engaging in  non-regulated, energy-related activities.

(81) Generation  Services  was  formed  to  provide  operation  and  maintenance services to affiliated and  non-affiliated  exempt wholesale  generators or other generating facilities.

(82) Origination & Trade, LLC was formed to trade and market electric power, natural gas,  environmental  emissions  allowances,  coal, other energy and energy-related products and services.
TOC

ITEM 2. ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

             Company                             Energy-Related               Amount of Capital
      Contributing Capital                   Company Receiving Funds            Contributions
      --------------------                   -----------------------            -------------
                                                                               (in thousands)

CG&E                             KO Transmission Company                      $       544

Investments                      Engineering                                       16,898

Investments                      Supply                                            21,649

Investments                      Cinergy Technology, Inc.                           3,275

Cinergy Capital & Trading, Inc.  CinCap IV                                            580

Cinergy Capital & Trading, Inc.  CinCap V                                             371

Cinergy Limited Holdings, LLC    Marketing & Trading                               72,646

Solutions Holdings               Oklahoma Arcadian Utilities, LLC                   3,032

Solutions Holdings               Shreveport Red River Utilities, LLC                2,890

Solutions Holdings               Trigen-Cinergy                                     9,702

Solutions Holdings               Trigen-Cinergy Solutions of Ashtabula LLC          3,038

Solutions Holdings               Trigen-Cinergy Solutions of Baltimore LLC          1,202

Solutions Holdings               Trigen-Cinergy Solutions of Boca Raton, LLC          828

Solutions Holdings               Trigen-Cinergy Solutions of Cincinnati LLC         3,445

Solutions Holdings               Trigen-Cinergy Solutions of Orlando LLC           19,108

Solutions Holdings               Trigen-Cinergy Solutions of Owings Mills Energy    3,500
                                    Equipment Leasing, LLC

Solutions Holdings               Trigen-Cinergy Solutions of Rochester LLC            488

Solutions Holdings               Trigen-Cinergy Silver Grove LLC                      101

Solutions Holdings               St. Paul Cogeneration LLC                         17,735

Solutions Holdings               Trigen-Cinergy Solutions of Tuscola, LLC           2,853

Solutions                        Cinergy Energy Solutions, Inc.                     3,500

Solutions                        U.S. Energy Biogas Corporation                    12,580

Solutions                        Cinergy GASCO Solutions, LLC                       6,945

Solutions                        South Houston Green Power, L.P.                   42,906

San Gorgonio                     Westwinds                                          7,591

Cinergy Technologies, Inc.       Cinergy Ventures II, LLC                           2,500

Cinergy Ventures, LLC            Catalytic Solutions, Inc.                              ^

Cinergy Ventures, LLC            Nth Power Technologies Fund II, L.P.              10,000

*    Item 2 excludes  guarantees issued on behalf of energy related companies by
     Cinergy as of March 31, 2002,  totaling  approximately $261 million.  These guarantees are included in Item 4. Summary of Aggregate Investment.

^    The amount of capital  contributions is being filed pursuant to Rule 104(b)
     on a confidential basis.
TOC

ITEM 3. ASSOCIATE TRANSACTIONS

PART I - Transactions Performed by Reporting Companies on Behalf of Associate Utility Companies

                                  Associate Utility
      Reporting Company           Company Receiving                Types of                   Total Amount
    Rendering Services (1)             Services                Services Rendered                 Billed
    ----------------------             --------                -----------------                 ------
                                                                                             (in thousands)

Reliant                        CG&E                          Line locating services              $    236

Miller Pipeline                CG&E                          Maintenance services                   1,200

                                                             Operations and maintenance
Generation Services            CG&E                          services                              28,386

                                                             Line locating, meter reading, and
Reliant                        PSI Energy, Inc. ("PSI")      underground construction services      1,155

Miller Pipeline                PSI                           Maintenance services                     204

                                                             Operations and maintenance
Generation Services            PSI                           services                              13,796

(1)  All of the  services  above were  rendered  pursuant to service  agreements approved in File No. 70-9449
     (see HCAR No. 27016, May 4, 1999, exhibits B - 1 and B - 2.)
TOC

Part II - Transactions Performed by Associate Utility Companies on Behalf of Reporting Companies

                                     Associate Utility
  Reporting Company                  Company Rendering           Types of            Total Amount
  Receiving Services                   Services (1)          Services Rendered          Billed
  ------------------                   ------------          -----------------          ------
                                                                                    (in thousands)

                                                           Installation and
Cinergy Technology Inc.                   CG&E             maintenance services    $      1

                                                           Engineering and
Cinergy EPCOM, LLC                        CG&E             construction services         39

                                                           Engineering and
Solutions                                 CG&E             construction services         10

                                                           Installation and
Cinergy One, Inc.                         CG&E             maintenance services       1,017

Marketing & Trading                        PSI             Inventory services             6

                                                           Engineering and
Cinergy EPCOM, LLC                         PSI             construction services          4

Cinergy EPCOM College Park, LLC            PSI             Maintenance services           3

Cinergy Solutions of Tuscola, Inc.         PSI             Maintenance services          15

                                                           Installation and
Cinergy One, Inc.                          PSI             maintenance services         128

                                                           Operation and
Generation Services                        PSI             maintenance services          52

(1)  All of the  services  above were  rendered  pursuant to service  agreements approved in
     File No. 70-9449 (see HCAR No. 27016, May 4, 1999, exhibits B - 1 and B - 2.)
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ITEM 4. SUMMARY OF AGGREGATE INVESTMENT

                                                                           March 31, 2002
                                                                           --------------
                                                                           (in thousands)

Investments in Energy-Related Companies:

  Total consolidated capitalization of Cinergy as of March 31, 2002  $ 8,212,615

  Total capitalization multiplied by 15%                                          $ 1,231,892

  Greater of $50 million or total capitalization multiplied by 15%                  1,231,892

Total
current aggregate investment subsequent to March 24, 1997
  (categorized by major line of energy-related business):
         Energy-related business category "ii" (1)                        25,775
         Energy-related business category "iv"(2)                          3,500
         Energy-related business category "v" (3)                        245,624
         Energy-related business category "vi" (4)                        35,382
         Energy-related business category "vii" (5)                       43,685
         Energy-related business category "viii" (6)                     186,333
         Energy-related business category "ix" (7)                           544
                                                                       ---------

     Total current aggregate investment                                               540,843
                                                                                    ---------

           Difference between the greater of $50 million or 15% of
           capitalization and the total aggregate investment of the
           registered holding company system.                                     $   691,049
                                                                                    =========

(1)  Rule  58  defines   category   “ii”   as  the   development   and
     commercialization  of  electrotechnologies  related to energy conservation, storage and conversion, energy efficiency, waste treatment,  greenhouse gas reduction, and similar innovations.

(2)  Rule 58 defines  category  “iv”  as the sale of electric  and gas appliances;  equipment to promote new technologies, or new applications for existing  technologies,  that use gas or  electricity;  and equipment  that enables  the  use of gas or  electricity  as an  alternate  fuel;  and  the installation and servicing thereof.

(3)  Rule 58 defines  category  “v”  as the brokering and marketing of energy  commodities,  including but not limited to electricity,  natural or manufactured gas and other combustible fuels.

(4)  Rule 58 defines category “vi” as the production, conversion, sale and distribution of thermal energy products,  such as process steam,  heat, hot water,  chilled  water,  air  conditioning,  compressed air and similar products;  alternative fuels; renewable energy resources; and the servicing of thermal energy facilities.

(5)  Rule  58  defines  category  “vii”  as  the  sale  of  technical, operational, management, and other similar kinds of services and expertise, developed in the course of utility  operations in such areas as power plant
     and   transmission    system   engineering,    development,    design   and
     rehabilitation;  construction; maintenance and operation; fuel procurement,
     delivery  and  management;   and  environmental   licensing,   testing  and
     remediation.

(6)  Rule 58 defines category “viii”  as the development, ownership or operation of “qualifying facilities,” as defined under the Public
     Utility  Regulatory  Policies  Act of 1978,  as  amended  (PURPA),  and any integrated  thermal,  steam host, or other necessary facility  constructed, developed  or  acquired  primarily  to enable the  qualifying  facility  to satisfy the useful thermal output requirements under PURPA.

(7)  Rule 58 defines  category  “ix”  as the ownership,  operation and
     servicing  of  fuel  procurement,   transportation,  handling  and  storage
     facilities,  scrubbers,  and resource  recovery  and waste water  treatment facilities.
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ITEM 5. OTHER INVESTMENTS

   Major Line of Energy-Related      Other Investment in Last       Other Investment in this        Reason for Difference in
            Business                      U-9C-3 Report                   U-9C-3 Report                 Other Investment
---------------------------------  ----------------------------    ---------------------------    -----------------------------
                                          (in thousands)                (in thousands)

NONE
TOC

ITEM 6. FINANCIAL STATEMENTS AND EXHIBITS

(a)      Financial Statements

Filed pursuant to Rule 104(b) on a confidential basis.

(b)      Exhibits

Filed pursuant to Rule 104(b) on a confidential basis.

TOC

SEC Order, dated May 4, 2001 (HCAR No. 27393)

The order referred to above authorized Cinergy to engage in various energy-related businesses outside the United States, subject to a condition that Cinergy report any transactions carried out pursuant thereto in Cinergy's Form U-9C-3 reports. Accordingly Cinergy now provides the following information:

In the second quarter of 2001, a new indirect, wholly-owned subsidiary of Cinergy was formed, Cinergy Canada, Inc. (Cinergy Canada), for the purpose of marketing natural gas and natural gas liquids in Canada. Cinergy Canada is currently operating in the Canadian provinces of British Columbia, Alberta, and Ontario. Cinergy Canada currently targets various marketing companies within these provinces as its primary customers.

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SIGNATURES

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Cinergy Corp. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                   Cinergy Corp.
                                                     ------------------------------------------
                                                                    Registrant

Dated:  May 22, 2002

                                               By        /s/     Bernard F. Roberts
                                                     ------------------------------------------
                                                                Bernard F. Roberts
                                                              Duly Authorized Officer
                                                                        and
                                                             Chief Accounting Officer

With the above signature, I also hereby certify that the corresponding report on Form U-9C-3 for the fourth quarter of 2001 was filed with Cinergy Corp.‘s interested state commissions whose names and addresses are listed below.

The Public Utilities Commission of Ohio
Alan R. Schriber, Chairman
180 East Broad Street
Columbus, OH 43266

Indiana Utility Regulatory Commission
Robert C. Glazier, Secretary
302 W. Washington Street, Suite E306
Indianapolis, IN 46204

Kentucky Public Service Commission
Thomas Dorman, Executive Director
211 Sower Boulevard
P.O. Box 615
Frankfort, KY 40602